SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
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Via EDGAR and E-mail
Lily Dang
Mark Wojciechowski
Michael Purcell
Laura Nicholson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Himalaya Shipping Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed March 7, 2023 CIK No. 0001959455

Ladies and Gentlemen:

On behalf of Himalaya Shipping Ltd. (the “Company” or “Himalaya”), enclosed is a copy of an amendment to the Registration Statement on Form F-1 (File No. 333-270337) (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Amendment includes changes as compared to the Registration Statement on Form F-1 (File No. 333-270337) filed with the Commission on March 7, 2023 (the “Registration Statement”), and is marked to show changes as compared to the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 16, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
March 17, 2023

Registration Statement on Form F-1

Prospectus Summary

Listing, page 12

1.
We note your disclosure that your previously issued common shares will remain listed on the Euronext Expand and you intend to file the Norwegian Prospectus before the Norwegian FSA for the admission to listing and trading of the common shares offered in this public offering on Euronext Expand, upon which approval the Company intends to publish the Norwegian Prospectus and your common shares will be tradeable from the New York Stock Exchange to the Euronext Expand. We also note your related disclosure on page 39 that your common shares issued in this initial public offering will not be immediately tradeable between the New York Stock Exchange and Euronext Expand.

Please revise to clarify whether investors will be able to purchase shares in one market and sell shares in the other market. If so, also explain how trading between the exchanges would operate.

Response:

Since the filing of the Registration Statement, the Company has had confirmation that the Norwegian Prospectus will be approved prior to closing of its initial public offering to be made pursuant to the Registration Statement and therefore, there will be no limitation on trades between the New York Stock Exchange and Euronext Expand at the time of the settlement of the Company’s initial public offering. Accordingly, the Company has removed the risk factor and disclosure previously included on page 39.

In response to the Staff’s comment, we have revised page 12 of the Amendment to add disclosure and clarify how investors will be able to purchase shares in one market and sell shares in the other market, including an explanation on how trading between the exchanges will operate.

Risk Factors

Our bye-laws provide that the federal district courts of the United States of America are the sole and exclusive forum, page 44

2.
We note your disclosure regarding your exclusive forum provision in your bye-laws. However, such provision does not appear to be set forth in your amended bye-laws filed as Exhibit 3.3. Please revise or advise.

Response:

The Company is filing herewith its Amended and Restated bye-laws which include in Section 177 the provision regarding the exclusive forum provision. The bye-laws filed with the Registration Statement was a prior version and did not reflect this change.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
March 17, 2023

Use of Proceeds, page 47

3.
Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F. In that regard, we note that you have not disclosed the amount of proceeds that you intend to use to pay for the costs of the scrubbers you describe in this section.

Response:

In response to the Staff’s comment, the Registration Statement has been revised and pages 10 and 47 of the Amendment now disclose the amount of the proceeds that the Company intends to use to pay for the cost of scrubbers described under the “Use of Proceeds” Section, and the Company now fully presents the estimated net amount of the proceeds broken down into each principal intended used thereof.

Management's Discussion and Analysis of Financial Condition and Results of Operations  Bridge Facility, page 63

4.
We note your disclosure regarding the Bridge Facility with DNB Markets. Please file such agreement as an exhibit, or provide your analysis as to why such agreement is not required to be filed. Refer to Item 601 of Regulation S-K.

Response:

The Company is filing herewith the Bridge Facility with DNB Bank ASA as exhibit 10.9 to the Registration Statement.

Description of Share Capital, page 119

5.
We note your response to prior comment 6 that indicates the waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act. If you do not intend for this provision to be applicable to actions under the Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions. In addition, we note your disclosure regarding the exception in the provision for actions involving fraud or dishonesty. However, it does not appear that such exception is included in the provision as set forth in your amended bye-laws filed as Exhibit 3.3. Please revise or advise.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on pages 43, 122, 123 and II-1 to indicate that the Company does not intend the waiver by the Company’s shareholders of any claim or right of action against any of Himalaya’s officers or directors to be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act. Further, the Company will inform investors about this in its future reports which will include such disclosures.

Further, in response to the Staff’s comment, the Company clarifies that although the exception in the provision for actions involving fraud or dishonesty does not expressly appear in our amended byelaws filed as Exhibit 3.3; rather this exception applies by operation of Bermuda law. Specifically, Section 168 of the Company’s bye-laws provides that “The restrictions on liability, indemnities and waivers provided for in Bye-laws 161 to 168 inclusive [including the above waiver provision in Section 167 thereunder] shall not extend to any matter which would render the same void pursuant to the Companies Acts.” Accordingly, Section 98 of the Bermudian Companies Act expressly provides that such waiver would be void in respect of any fraud or dishonesty. The Company has clarified the disclosure on pages 43, 122, 123, II-1, to indicate that such exception for fraud or dishonestly applies pursuant to Section 98 of the Companies Act.

* * *

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83

U.S. Securities and Exchange Commission
March 17, 2023

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald

cc:	Herman Billung, contracted Chief Executive Officer, Himalaya Shipping Ltd. Vidar Hasund, contracted Chief Financial Officer, Himalaya Shipping Ltd.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR § 200.83